Saba Capital Income & Opportunities Fund N -2/A

Exhibit (r)(2)

Code of Ethics1

August 31, 2025

1 Reformatted for public filing purposes.

Code of Ethics

A.	Introduction

Saba Capital Management, L.P. (the “Firm”) serves as a registered investment adviser and as a result stands in a position of trust and confidence with respect to Clients. Accordingly, the Firm has a duty to act in the best interests of its advisory clients (the “Clients”).

Each Employee (as defined below) of the Firm is required to conduct his/her business consistent with the highest legal and ethical standards and in accordance with all applicable laws, rules and regulations. In order to comply with these requirements and protect the Firm’s reputation for integrity, the Firm has adopted this Code. The Code supplements and should be read in conjunction with the rest of the Firm’s Compliance Manual (the “Manual”), the Employee handbook and any other applicable Firm policies or procedures, each as may be amended, restated or supplemented from time to time.

As a registered investment adviser, the Firm is a fiduciary to its advisory Clients and as such owes its Clients a duty of care and a duty of loyalty. The fiduciary duties follow the contours of the relationship between the Firm and its Clients, and the Firm and its Clients may shape this relationship by agreement, provided that there is full and fair disclosure and informed consent. Employees are required to act in accordance with the Firm’s fiduciary duties at all times.

●     The Firm’s duty of care requires (i) that it has a fundamental obligation to provide advice that is in the best interests of its Clients at all times, (ii) that it seeks best execution of a Client’s transactions where it has the responsibility to select broker-dealers to execute Client trades, and (iii) that it provides advice and monitoring over the course of the relationship.

●     The Firm owes its Clients a duty of undivided loyalty and the utmost good faith.

●     The Firm must employ reasonable care to avoid misleading Clients and provide full and fair disclosure of all material facts to Clients and prospective Clients.

●     The Firm must eliminate, or at a minimum, disclose fully and frankly all conflicts of interest that might incline it, consciously or unconsciously, to render advice that is not disinterested.

●     The Firm cannot use Client assets for its benefits or for the benefit of other Clients without Client consent.

●     The Firm cannot place its own interests ahead of the interests of its Clients.

The Firm believes that these general principles not only help fulfill its fiduciary obligations, but also protect the Firm’s reputation and instills in its employees the Firm’s commitment to honesty, integrity and professionalism. All Employees should understand that these general principles apply to all conduct, whether or not the conduct is also covered by more specific standards or procedures set forth below.

Any violation of the Code by any Employee or members of an Employee’s Family (as defined below) may result in dismissal, suspension with or without pay, or other disciplinary sanctions against the Employee, regardless of whether or not the violation of the Code also constitutes a violation of law. In situations where a violation of the Code might also constitute a violation of applicable law – such as trading while in possession of, or tipping on the basis of, material non-public information – penalties might include civil or criminal liability, including fines, imprisonment, disgorgement of profits realized or losses avoided, and other sanctions. All Employees should be aware that the Firm may initiate or cooperate in proceedings resulting in such liability.

Finally, the Code does not attempt to identify all possible conflicts of interests and literal compliance with each of the specific procedures will not shield an Employee from liability for conduct that violates the Firm’s duty to act in the best interest of the Clients. Accordingly, the policies and procedures contained in the Code will be interpreted broadly to prevent any situation which could impugn on the Firm’s reputation for professionalism and integrity. It is the duty of all Employees to follow both the specific requirements and the spirit of the Code. If an Employee believes that a conflict of interest has not been identified or appropriately addressed, that Employee should promptly bring the issue to the attention of the Firm’s Legal & Compliance Department (“Compliance”).

B.	Coverage of the Code

a.	Employees

The Code applies to all of the Firm’s employees, which for purposes of the Code includes all of the Firm’s directors, officers, partners, employees, temporary employees and any other affiliated persons designated by Compliance (which may include, if designated by the CCO, consultants, independent contractors and certain other persons) (each an “Access Person,” “Employee” or “you” and collectively the “Access Persons,” “Employees” or “we”). All Employees are treated as Access Persons, irrespective of whether he or she has access to nonpublic information regarding Clients’ purchase or sale of securities, is involved in making securities recommendations to clients or has access to such recommendations that are nonpublic.

b.	Personal Accounts and Managed Accounts

The requirements and restrictions on personal investing contained in the Code apply to all Personal Accounts (as defined below). All Employees are required to promptly notify Compliance in writing of any update to information previously provided to Compliance regarding any Personal Account.

i.	Personal Accounts

The term “Personal Account” means any (a) securities account in which an Employee has any direct or indirect beneficial ownership2, which includes the following types of accounts (including brokerage accounts, margin accounts, IRAs and 401(k)s, investment partnerships and hedge funds) through which Covered Securities may be traded (including those opened prior to employment with the Firm) and (b) account on a prediction market platform including Kalshi:

●      Accounts in the Employee’s name;

●     Accounts in the name of the Employee’s spouse (a “Spouse”);

●     Accounts in the name of the Employee’s domestic partner, minor children and anyone else to whom the Employee provides significant financial support, and any immediate family sharing the Employee’s household, including the Employee’s domestic partner, child, stepchild, parent, stepparent, grandchild, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, other ‘in laws’ and adoptive relationships (each, together with a Spouse, a “Family Member”). The defined term, Employee, will also capture the defined term, Family Member, when appropriate in the sections covering Personal Account Reporting and Personal Transactions);

2 An Employee is deemed to have “beneficial ownership” if the Employee, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect opportunity to profit or share in any profit derived from the relevant Personal Account. For a full definition of beneficial ownership, refer to Rule 16a-1(a)(2) under the Exchange Act.

●	Accounts in which the Employee or a Family Member has a beneficial interest (including those held in the name of a nominee or custodian, other than Managed Accounts (as defined below));

●	Accounts with respect to which the Employee or a Family Member directly or indirectly controls or participates in, or has the right to control or to participate in, investment decisions (such as any trust or custodial accounts for which an Employee or Family Member acts as trustee or otherwise exercises influence or control or is a beneficiary);

●	Accounts in which any partnership, corporation or other entity to which the Employee or a Family Member is a director, officer or partner or in which the Employee or a Family Member has a 10% or greater beneficial interest, or owns a controlling interest or exercises control; and

●	Accounts in which the Employee or a Family Member exercises investment discretion, regardless of beneficial ownership.

Compliance reserves the right to limit the brokerage firms in which any Employee or a Family Member can maintain a Personal Account. Additionally, Compliance may require the disclosure of certain digital wallets holding cryptocurrencies and other digital assets.

ii.	Managed Accounts

A Managed Account (“Managed Account”) is an account (a) in which the Employee or a Family Member has contractually delegated all direct investment discretion over the account to a third-party manager or trustee (the “Managed Account Manager”) and (b) neither the Employee nor a Family has exercised “indirect discretion” over the account.

Subject to the qualifications set forth below, exercising “indirect discretion” includes, but is not limited to, the following actions: (a) providing recommendations, opinions, or advice to the Managed Account Manager with respect to any Covered Security (defined below); (b) consulting with or providing pre-approval to the Managed Account Manager prior to any transaction of a Covered Security (defined below) and (c) consulting with or providing instructions to the Managed Account Manager as to the particular allocation of a specific Covered Security (defined below) to be held in the account.

Conversely, the following actions do not constitute the exercise of “indirect discretion”: (a) providing instructions to the Managed Account Manager for particular allocations for asset-classes (e.g. 10% cash, 60% equity, 30% bonds); (b) selecting broad investment strategies or risk tolerances (e.g. aggressive vs moderate vs conservative or requesting that the Managed Account Manager be mindful of liquidity); (c) reviewing or discussing the Managed Account Manager’s views of portfolio positions provided that the Employee or a Family Member does not subsequently provide trade instructions to the Managed Account Manager with respect to any Covered Security; (d) reviewing or discussing a specific transaction after the settlement of such transaction; and (e) providing instructions to the Managed Account Manager to transact in an Exempt Security (defined below).

An Employee wishing to qualify an account as a Managed Account, must provide a “Managed Account letter,” from a broker, investment adviser or account manager, as applicable, stating that the applicable Employee and Family Member, as applicable, has no direct or indirect influence or control with respect to which securities are purchased in the account. The Employee may also be required to provide periodic certifications thereafter (such timing of certifications to be determined at the sole discretion of Compliance). If an account is so established as a Managed Account, the account would not be subject to the reporting requirements herein. On an ad hoc sample basis, Compliance may request reports on holdings and/or transactions made in the Managed Account to identify transactions that would have been prohibited pursuant to the Code, absent reliance on the reporting exception.

iii.	Covered Securities

The term Covered Security includes the following:

●	equity securities (publicly or privately offered), and options, warrants, or other derivatives related to such securities;

●	debt securities (publicly or privately offered), and options, warrants, or other derivatives related to such securities;

●	all forms of limited partnership and limited liability company interests, including interests in Private Funds (such as hedge funds or private equity funds), and interests in investment clubs;

●	shares of exchange-traded funds;

●	shares of closed-end funds; and

●	all other “securities” as defined in section 202(a)(18) of the Advisers Act[3].

A Covered Security does not include (such exempt securities and instruments described below are defined as an “Exempt Security”):

●	direct obligations of the Governments of the United States and United Kingdom;

●	bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

●	shares issued by money market funds;

●	shares issued by U.S.-based open-end funds other than reportable funds[4];

3 “Security” means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

4 A “reportable fund” is any fund for which the Firm serves as an investment adviser as defined in Section 2(a)(20) of the Investment Company Act of 1940; or any fund whose investment adviser or principal underwriter controls the Firm, is controlled by the Firm, or is under common control with the Firm. For purposes of this Section, control has the same meaning as it does in Section 2(a)(9) of the Investment Company Act of 1940.

●	shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds;

●	approved CFTC futures contracts which may include, but are not limited to, metals, agricultures, energy, currencies, and indices. Cryptocurrency derivatives (i.e., CME futures), however, are not deemed to be Exempt Securities; and

●	spot cryptocurrency coins such as Bitcoin, Ethereum, and Litecoin and other digital assets unless obtained as part of an initial coin offering; however, related derivatives such as options and futures of such spot cryptocurrency coins and digital assets are not deemed to be Exempt Securities.

C.	Personal Account Reporting

a.	Initial Holdings Disclosure

Each Employee must complete an initial holdings disclosure by registering (i) all Personal Accounts (including accounts that hold securities excluded from the definition of “covered security” and accounts on prediction market platforms) and (ii) all holdings in those Accounts (including event contracts on prediction market platforms) and a complete report of each Access Person’s securities holdings no later than ten (10) days after the person joins the Firm, in the Firm’s compliance system (the “Compliance System”), described in Appendix I to the Manual, excluding those accounts that do not hold Covered Securities). The Initial Holdings Reports must be current as of a date not more than 45 days prior to the individual joining the Firm.

If you have any problems completing the initial holdings disclosure please contact Compliance.

b.	Periodic Account Statements/Transaction Reports

After completion of the Initial Holdings Disclosure, Employees must satisfy the need for periodic account statements by ensuring that Personal Account information remains at all times current in the Compliance System. For example, if an Employee beneficially owns investments in Personal Accounts and those investments do not appear in the Compliance System, it is the responsibility of the Employee to correct the information and inform Compliance of any such situations, or may submit paper statements with proof of such investments. If you have any problems keeping Personal Account information current in the Compliance System, please contact Compliance.

Employees must submit in the Compliance System or by paper if necessary, a Quarterly Transaction Report no later than 30 days after the end of each calendar quarter, which report must cover, at a minimum, all transactions during the quarter (including transactions in event contracts on prediction market platforms) executed by the employee and Family Members. If an employee did not have any transactions or account openings to report, this should be indicated on the Compliance System no later than 30 days of the end of each calendar quarter.

Annually, Employees must submit in the Compliance System, an annual report of all securities holdings, no later than 45 days after the previous year. The holdings reports must be current as of a date not more than 45 days prior to the date the report is submitted.

D.	Personal Transactions

c.	General Parameters and Limitations

As a general matter, Employees are discouraged from investing in Covered Securities in their Personal Accounts. For any Employee that seeks to engage in such investing, the following parameters will apply:

i.	Pre-Approval[5]. Unless made through a Managed Account or with respect to an ETF on the Pre-Approved ETF List (see below), any transactions by you or Family Members in Covered Securities as well as event contracts on prediction market platforms require prior approval from Compliance either through the Compliance System or via email. In instances where a member of Compliance (other than the CCO) seeks pre-approval, a different member of Compliance will review and approve or deny the request. For instances where the Chief Compliance Officer requires pre-approval, such approval will be performed by the General Counsel and Chief Financial Officer or another Partner of the Firm.

5 Pre-approval is not necessary if the transaction is non-volitional on the part of the Employee. “Non-volitional” transactions include (i) acquisitions of securities through dividend reinvestment plans, stock dividends, stock splits and reverse stock splits, and (ii) dispositions of securities through margin calls, mandatory tenders, options expirations and bond maturations. If any Employee has an automatic investment plan, it must be disclosed to and reviewed by Compliance.

ii.	Pre-Approved ETF List. All ETFs are Covered Securities and are required to be pre-approved under this Code; provided, however, that the ETFs included on the list of pre-approved ETFs (The “Pre-Approved ETF List”) are deemed to be pre-approved and therefore do not require a transaction specific pre-approval (subject to the 30-day Holding Period set forth below). The Pre-Approved ETF List may be periodically updated by Compliance, and it is the sole responsibility of the employee to ensure that transactions in ETFs by the employee or Family Members and which are not pre-approved by Compliance are with respect to ETFs on the Pre-Approved ETF List then in effect at the time of the transactions.

iii.	Possession of Confidential Information. If an Employee is in possession of information relating to a company that could be considered confidential or non-public, they must refrain from seeking pre-approval and/or executing any transaction in both Client accounts and their Personal Accounts and they must immediately inform Compliance who will determine if the Firm’s Restricted List or Grey List must be updated. Similarly, if an Employee comes into possession of such information after receiving pre-approval, but before executing a trade in their Personal Account, the pre-approval is deemed revoked, the Employee must refrain from executing the transaction and he/she must inform Compliance who will determine if the Firm’s Restricted List or Grey List must be updated.

iv.	No Investments in Individual Companies. The Firm generally prohibits investing in single stock equities or corporate debt securities. Possible exceptions to this prohibition are limited to:

○	Sales of single name Covered Securities that an Employee already owned prior to joining the Firm; and

○	Other extraordinary circumstances as determined solely by Compliance.

v.	Speculative Investing. Employees may engage in a purchase or sale of Covered Securities for long-term investment purposes only, and shall not engage in speculative or risk arbitrage-type investing. As a result, Employees and members of an Employee’s Family generally may not engage in transactions involving what are general considered “deal” or “rumor” securities. “Deal” or “rumor” securities, as broadly determined by Compliance in its sole discretion, may include securities which are the subject of reports, rumors or speculation regarding significant market developments.

vi.	30-day Holding Period. The firm maintains a holding period of 30 calendar days for all Covered Securities in all Personal Accounts. Employees may not transact any buy followed by any sell (or any sell followed by any buy) in a security or related security until a period of 30 days has transpired between the two transactions. Any deviation from this holding period must be pre- approved by Compliance and will generally only be granted due to Employee hardship.

vii.	Securities Held by the Private and Registered Funds. Generally, unless Compliance determines there is a reason otherwise that does not conflict with the best interests of the Firm’s clients (which may include a need for personal liquidity in a high volume, liquid security and such a sale does not conflict with the investment activities of the Firm), Compliance will not approve transactions in Covered Securities involving a security that is owned by the Firm’s clients.

viii.	Denials. Compliance has the right to deny approval of any securities transaction with or without reason and/or explanation. The fact that a securities transaction is permitted or denied is confidential and should not be disclosed by the Employee seeking approval.[6] Employees and Family Members should have no expectation of ready liquidity with respect to positions in Covered Securities. Employees and Family Members may be required to hold such Covered Securities for an extended period of time and bear the risk of loss during the holding period, which may last for the duration of an Employee’s employment with the Firm.

ix.	Approvals Only Applicable to Specific Request. Any approval is valid only for the specific Covered Securities transaction for which approval was requested. For example, no matter how soon after an Employee has executed an approved transaction, if the Employee wishes to effect another transaction in the same security, the Employee must again seek approval from Compliance through the Compliance System or via email.

x.	Must be Ready to Trade. Employees must seek approval for a Covered Securities transaction in a Personal Account only if they already have made a decision to engage in the transaction for which approval is sought. Any approval may be revoked at any time after it is granted and before the transaction is executed.

6 Note, however, that Compliance may consult with other Employees, including but not limited to, supervisor(s), a portfolio manager or trader, with regards to any transaction request.

xi.	Expiration of Approvals. Unless otherwise approved by Compliance in writing, approvals will expire at the close of the markets on the business day after approval is granted. If for any reason an Employee delays the execution beyond the expiration date/time, the Employee must again seek and receive approval for the transaction from Compliance prior to engaging in the transaction.

Compliance reserves complete discretion to limit the timing of (i) when pre-approval can be sought by Employees, (ii) when Compliance will review pending requests or (iii) when approval decisions are communicated to Employees. Compliance also maintains broad discretion to impose any additional requirements or restrictions or approve exceptions to the parameters set forth herein.

d.	Monitoring and Surveillance

Compliance will actively monitor employee personal trading for violations of the policy and reserves the right to direct an Employee to reverse, cancel, liquidate or freeze a transaction or position at its discretion. Compliance also reserves the right to restrict personal account trading due to violations of this policy and expects to take disciplinary action against violators, up to and including termination.

E.	Gifts and Entertainment

The Firm’s policies and procedures with respect to Gifts and Entertainment can be found in Appendix I to the Manual.

F.	Initial Public Offerings and Private Securities Transactions

Employees must seek pre-approval from Compliance prior to participating in any initial public offering or private security transaction. For the purpose of the policy, private security transactions will mean “any private transaction made for investment purposes outside of a covered brokerage account (e.g., investing in a business, hedge fund or similar alternative investments, buying rental properties, flipping real estate, etc.).” Employees should seek pre-approval using the Compliance System or by directly contacting Compliance. In general, such transactions will be approved if they fall outside the scope of the Firm’s business. Compliance reserves the right to deny certain transactions that may fall under the scope of the Firm’s business, or contribute to potential conflicts of interest or potential receipt of material non-public information.

G.	Cryptocurrencies

The Firm’s policies and procedures with respect to cryptocurrencies can be found in Appendix I to the Manual.

H.	Family Connections to Public and Private Companies

The Firm’s policies and procedures with respect to Family Connections to Public and Private Companies can be found in Appendix I to the Manual.

I.	Political Contributions and Activities

The Firm’s policies and procedures with respect to Political Contributions and Activities as well as Charitable Donations and Employees seeking public office can be found in Appendix I to the Manual.

J.	Directorships and Outside Business Activities

The Firm’s policies and procedures with regards to Directorships and Outside Business Activities can be found in Appendix I to the Manual.

K.	Social Media

The Firm’s policies and procedures with respect to Social Media, Personal Email Accounts, Personal Instant Messaging Accounts, and Text Messaging can be found in Appendix I to the Manual.

L.	Reporting Violations

Every Employee must immediately report any violation, or suspected violation, of the Code to Compliance. Such reports can be filed through Compliance System or the Employee can speak with Compliance directly. All reports will be treated confidentially and will be investigated promptly and appropriately. The Firm will not retaliate against any Employee who reports a violation of the Code in good faith. Compliance will keep records of any material violation of the Code, and of any action taken as a result of the violation.

M.	Exceptions to the Code

Compliance may, under very limited circumstances, grant an exception from the requirements of the Code on a case-by-case basis, provided that:

●	The Employee seeking the exception provides Compliance with a written statement (i) explaining why an exception would be appropriate and/or (ii) representing that compliance with the requirement would impose undue hardship on the Employee;

●	Compliance believes that the exception would not harm the Clients or violate the general principles stated in the Code; and

●	The Employee provides any supporting documentation that Compliance may request.

No exceptions may be made to the fundamental requirements contained in the Code that have been adopted to meet applicable rules under any applicable federal or state securities law.

N.	Administration of the Code

Compliance will oversee the implementation of the Code, including, but not limited to, determining that personal trades by Employees and members of an Employee’s Family are consistent with the requirements and restrictions set forth in the Code. Employees are required to fully cooperate with any inquiries into their conduct by Compliance and any monitoring or review procedures employed by the Firm. Compliance will maintain all applicable records associated with Employee compliance with the code including, but not limited to: (i) records of employee acknowledgement of the Code, (ii) covered personal trading records and reports, (iii) records of any exceptions granted, and (iv) violations of the Code and action undertaken in response.

The Firm may, upon request, allow investors to review the Code at the Firm’s offices.

O.	Sanctions

All Employees are required to adhere to the principles and procedures set forth in the Code. Any violation of any provision of the Code may result in disciplinary action. Compliance will determine an appropriate sanction. Disciplinary action may include, among other sanctions, a letter of reprimand, disgorgement of any personal trading profits, suspension with or without pay, demotion or termination of employment – in all cases regardless of whether or not the violation of the Code also constitutes a violation of law.

P.	Acknowledgement of Receipt and Compliance

The Firm will provide each Employee with a copy of the Code and any amendments hereto. Any questions regarding any provision of the Code or its application should be directed to Compliance. Each Employee must provide Compliance with a written Acknowledgement Form evidencing the fact that such Employee has received, reviewed, and understands the Code (i) upon the date the Employee first receives the Code and (ii) as required by Compliance thereafter. The Acknowledgement Form is provided by Compliance upon employment, and at least annually thereafter.

Q.	Reports to the Registered Fund’s Board of Directors/Trustees

With respect to the registered funds for which it serves as the investment adviser (the “Registered Funds”), the Firm will report to the Registered Funds’ board of directors/trustees any material violation of the Code by an Access Person, and such Access Person may be called upon to explain the circumstances surrounding any non-clerical violation for evaluation by the board.

In addition, upon request and no less frequently than annually, the Firm will, upon written request, provide to the applicable board a written report that:

(a)     Describes any issues arising under the Code or procedures since the last report to the board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

(b)     Certifies that the Firm has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.